Dreyfus Premier
Emerging Markets Fund

ANNUAL REPORT May 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Emerging Markets Fund, covering the 12-month period from June 1, 2007, through May 31, 2008.

Although the international equity markets generally have declined this year due to concerns that the downturn in the U.S. economy might dampen global economic growth, we recently have seen signs of potential improvement. The Federal Reserve Board and other central banks have reduced short-term interest rates and injected liquidity into their banking systems, helping to reassure investors.

At Dreyfus, we believe that the current period of economic uncertainty is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual as financial deleveraging and housing price deflation continue to weigh on economic activity in the United States and other nations that depend on exports to U.S. businesses and consumers. The implications of our economic outlook for the international stock markets generally are positive, especially since some of the world's largest multinational companies are now selling at attractive valuations compared to historical norms. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through May 31, 2008, as provided by D. Kirk Henry, Senior Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended May 31, 2008, Dreyfus Premier Emerging Markets Fund's Class A shares produced a total return of 12.08%, Class B shares produced 11.07%, Class C shares produced 11.05%, Class I shares produced 12.19% and Class T shares produced 11.46%.[1] This compares with a 22.00% total return provided by the Morgan Stanley Capital International Emerging Markets Index (MSCI EM Index), the fund's benchmark, for the same period.[2]

The emerging equity markets represented one of the few bright spots in the global financial markets during the reporting period, as moderate regional economic growth stood in stark contrast to slowing U.S. and European economies. Although the fund participated in the market's gains to a degree, its returns fell short of the benchmark, due mainly to limited exposure to materials stocks and Chinese financial stocks.

The Fund's Investment Approach

The fund seeks long-term capital growth. In seeking to do so, the fund invests at least 80% of its assets in the stocks of companies organized, or with a majority of assets or business, in countries generally represented in the MSCI EM Index. Normally, the fund will not invest more than 25% of its total assets in any single emerging market country. We identify potential investments through quantitative and fundamental research, using a value-oriented approach that emphasizes individual stock selection over economic and industry trends. We assess how a stock is valued relative to its intrinsic worth, the company's efficiency and profitability, and the presence of a catalyst that could trigger an increase in the stock's price in the near- or intermediate term.

Emerging Markets Held Up Well in Downturn

Emerging equity markets posted attractive returns during the first half of the reporting period, with gains fueled by exports to developed nations as well as increased domestic consumption. While results were particularly robust among commodities producers, we trimmed exposure to the sector when valuations peaked, which prevented the fund from participating more fully in its gains. However, during the second half of the reporting period, returns began to moderate, largely in response to uncertainty regarding deteriorating economic conditions and a credit crisis in global fixed-income markets.

The bulk of the fund's disappointing relative performance can be traced to its holdings in Brazil, China and South Africa. In Brazil, lack of exposure to iron ore miner Companhia Vale do Rio Doce (CVRD) detracted from performance. In addition, fund holding Companhia de Tecidos Norte de Minas (Coteminas) was hurt by a weak exchange rate given Brazil's strong currency. Other Brazilian laggards include airline carrier TAM, which encountered rising fuel costs and suffered a tragic plane crash in San Paulo.

In South Africa, mounting inflationary pressures triggered a rise in interest rates which, coupled with the global credit crunch, adversely affected a number of the country's banks, including Nedbank Group. The slowing economy also resulted in weaker sales for JD Group, a leading furniture and appliance retailer. In addition, the fund's performance was constrained by its limited exposure to platinum, steel and copper stocks. Instead, we focused on paper and packaging companies, which disappointed due to rising input costs.

In China, the fund's relative performance suffered from an underweighted position in financials stocks, which flourished during the first half of the reporting period. However, a massive earthquake in Sichuan in May caused the stock prices of many banks, insurers and property companies to fall sharply due to fears of rising insurance claims and retail business disruptions. Weiqiao Textile also disappointed amid concerns regarding a slowing global economy. Finally, PetroChina, the state-owned diversified oil company, was unable to fully capture the benefits of rising oil prices.

The fund achieved better relative results from its holdings in Mexico, where beer maker Grupo Modelo's shares rallied on news that beer giant InBev was considering a bid for Anheuser-Busch. Bottling giant Grupo Continental also fared well as investors flocked to more defensive stocks. In Taiwan, better performers included First Financial Holding and Chinatrust Financial Holding, which stand to benefit from a newly elected government that has pledged to deepen ties with China. Technology stocks, a mainstay of the Taiwanese market, rebounded during the early part of 2008 due to favorable prospects for corporate capital expenditure on IT equipment. Finally, in Poland, Telekomunikacja Polska (TPSA), the country's leading telecommunications company, contributed positively to performance.

Emerging Markets in Transition

Since November 2007, we have seen a considerable shift in the emerging markets as investors responded to developments in other parts of the world. We believe we are now seeing a broad rotation across most industry sectors, which has caused returns to revert toward historical averages. In our judgment, the fund's tilt toward smaller, attractively valued companies positions it appropriately over the foreseeable future for a more selective investment environment.

June 16, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Emerging Markets Fund Class A shares and the Morgan Stanley Capital International Emerging Markets Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Emerging Markets Fund on 5/31/98 to a $10,000 investment made in the Morgan Stanley Capital International Emerging Markets Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class I and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph above takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin. The Index excludes closed markets and those shares in otherwise free markets that are not purchasable by foreigners. The Index includes gross dividends reinvested. These factors can contribute to the Index potentially outperforming the fund. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/08*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		**5.63%**	**26.77%**	**16.54%**
without sales charge		**12.08%**	**28.28%**	**17.23%**
Class B shares				
with applicable redemption charge †	**11/15/02**	**7.78%**	**27.13%**	**17.10%**†††† †††
without redemption	**11/15/02**	**11.07%**	**27.29%**	**17.10%**†††† †††
Class C shares				
with applicable redemption charge ††	**11/15/02**	**10.23%**	**27.31%**	**16.75%**††††
without redemption	**11/15/02**	**11.05%**	**27.31%**	**16.75%**††††
Class I shares	**11/15/02**	**12.19%**	**28.66%**	**17.43%**††††
Class T shares				
with maximum sales charge (4.5%)	**11/15/02**	**6.44%**	**26.63%**	**16.40%**††††
without sales charge	**11/15/02**	**11.46%**	**27.79%**	**16.94%**††††

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

†††† *The total return performance figures presented for Class B, C, I and T shares of the fund represent the performance of the fund's Class A shares for periods prior to November 15, 2002 (the inception date for Class B, C, I and T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Emerging Markets Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 9.07	$ 13.67	$ 14.06	$ 8.22	$ 11.74
Ending value (after expenses)	$993.10	$988.60	$987.90	$993.80	$989.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 9.17	$ 13.83	$ 14.23	$ 8.32	$ 11.88
Ending value (after expenses)	$1,015.90	$1,011.25	$1,010.85	$1,016.75	$1,013.20

† *Expenses are equal to the fund's annualized expense ratio of 1.82% for Class A, 2.75% for Class B, 2.83% for Class C, 1.65% for Class I and 2.36% for Class T, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2008

Common Stocks–94.6%	Shares	Value ($)
Brazil–10.8%		
Amil Participacoes	144,000	1,173,071
Aracruz Celulose, ADR	42,828	3,886,213
Banco Itau Holding Financeira, ADR	218,420	6,707,678
Banco Nossa Caixa	120,572	2,957,776
Centrais Eletricas Brasileiras	299,762	5,434,972
Centrais Eletricas Brasileiras (Rights)	1,691 a	42
Cia de Saneamento Basico do Estado de Sao Paulo	86,430	2,441,721
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	14,810	834,543
Cia Energetica de Minas Gerais, ADR	149,069	3,523,537
Empresa Brasileira de Aeronautica, ADR	93,580	3,511,122
Grendene	792,500	8,663,172
Petroleo Brasileiro (Preferred), ADR	966,000	58,385,040
Petroleo Brasileiro, ADR	40,276	2,839,458
Tam, ADR	251,861	5,430,123
Tele Norte Leste Participacoes, ADR	559,500	14,479,860
Unibanco–Uniao de Bancos Brasileiros, GDR	65,320	10,246,748
Votorantim Celulose e Papel, ADR	102,900	3,463,614
		133,978,690
Chile–.6%		
Banco Santander Chile, ADR	48,670	2,530,840
Compania Cervecerias Unidas, ADR	132,680	4,715,447
		7,246,287
China–7.9%		
Anhui Expressway, Cl. H	3,256,000	2,419,918
Bank of China, Cl. H	24,751,000	12,623,045
Bosideng International Holdings	25,406,000	4,557,772
China Petroleum & Chemical, ADR	18,100	1,825,747
China Telecom, Cl. H	11,329,800	8,231,777
Dongfang Electric Machinery, Cl. H	846,000	2,926,998
Huaneng Power International, Cl. H	10,966,600	9,302,899
Industrial & Commercial Bank of China, Cl. H	2,960,000	2,211,305
PetroChina, ADR	40,440	5,764,722
PetroChina, Cl. H	16,696,000	24,004,552
Sinopec Shanghai Petrochemical, Cl. H	11,588,000	4,781,373

Common Stocks (continued)	Shares	Value ($)
China (continued)		
Sinotrans, Cl. H	12,266,500	3,285,150
TPV Technology	10,636,000	6,541,960
Weiqiao Textile, Cl. H	8,886,100	9,405,449
		97,882,667
Czech Republic−.4%		
Komercni Banka	19,040	**4,944,809**
Hong Kong−5.2%		
Brilliance China Automotive Holdings	25,892,000 [a]	4,014,572
China Mobile	540,500	7,944,150
China Mobile, ADR	8,970	661,896
China Netcom Group	1,888,500	6,545,948
China Power International Development	29,327,292	9,921,200
Cosco Pacific	5,298,000	10,034,014
Denway Motors	10,309,300	4,821,813
Global Bio-Chem Technology Group	14,614,700	6,236,235
Hopson Development Holdings	2,161,557	4,609,017
NWS Holdings	875,479	2,810,229
Texwinca Holdings	8,193,300	6,614,358
		64,213,432
Hungary−.5%		
Magyar Telekom Telecommunications	1,182,033	**5,825,794**
India−6.7%		
Andhra Bank	1,570,933	2,802,925
Bharat Petroleum	864,267	7,281,788
Hindalco Industries	1,621,090 [a]	7,329,366
Hindustan Petroleum	1,354,843	7,807,381
ICICI Bank, ADR	92,580	3,493,043
India Cements	1,401,730	5,282,695
Jet Airways India	180,482	2,285,750
Mahanagar Telephone Nigam	1,884,540	4,143,724
Mahindra & Mahindra	336,899	4,700,516
Oil & Natural Gas	605,004	12,316,687
Satyam Computer Services	344,770	4,188,227
State Bank of India	91,580	3,113,461
State Bank of India, GDR	106,450 [b]	7,621,820

Common Stocks (continued)	Shares	Value ($)
India (continued)		
Sterlite Industries (India)	155,220 [a]	3,339,158
Sterlite Industries (India), ADR	45,130 [a]	999,178
Tata Consultancy Services	231,340	5,512,899
Tata Motors	91,762	1,246,908
		83,465,526
Indonesia−1.5%		
Gudang Garam	6,201,500	4,926,581
Kalbe Farma	40,547,300	3,830,555
Telekomunikasi Indonesia	11,626,000	10,109,565
		18,866,701
Israel−1.8%		
Bank Hapoalim	148,400	751,101
Bank Leumi Le-Israel	171,290	933,439
Israel Discount Bank, Cl. A	3,576,138 [a]	9,061,104
Teva Pharmaceutical Industries, ADR	248,770	11,376,252
		22,121,896
Malaysia−3.8%		
AMMB Holdings	3,024,075	3,714,759
Gamuda	6,403,600	4,842,228
Malayan Banking	7,285,050	16,863,542
Resorts World	5,134,600	5,166,295
Sime Darby	2,488,200	7,295,648
Tenaga Nasional	4,017,200	8,741,130
		46,623,602
Mexico−4.9%		
Cemex (Units)	2,323,151 [a]	6,620,723
Cemex, ADR	42,980 [a]	1,222,351
Consorcio ARA	3,426,300	3,834,779
Controladora Comercial Mexicana (Units)	2,311,800	7,188,742
Embotelladoras Arca	1,552,800	5,913,451
Gruma, Cl. B	2,181,792 [a]	6,556,137
Grupo Continental	3,919,379	10,505,153
Grupo Modelo, Ser. C	1,519,300	8,098,752
Kimberly-Clark de Mexico, Cl. A	770,700	3,622,097
Telefonos de Mexico, ADR, Ser. L	185,410	7,642,600
		61,204,785

Common Stocks (continued)	Shares	Value ($)
Philippines−.9%		
ABS-CBN Holdings	2,800,000	1,599,452
Bank of the Philippine Islands	4,343,381	5,259,892
Manila Electric	1,429,860	2,009,286
Metropolitan Bank & Trust	894,600	797,199
Union Bank of the Philippines	1,884,106	1,506,768
		11,172,597
Poland−1.2%		
Polski Koncern Naftowy Orlen	300,450 [a]	5,557,857
Telekomunikacja Polska	1,014,583	9,599,399
		15,157,256
Russia−8.3%		
Gazprom, ADR	889,545	53,728,518
LUKOIL, ADR	319,525	35,424,363
MMC Norilsk Nickel, ADR	220,700	6,455,475
Surgutneftegaz, ADR	264,800	3,225,264
VTB Bank, GDR	484,600 [b]	3,954,336
		102,787,956
South Africa−8.2%		
African Bank Investments	30,160	95,800
AngloGold Ashanti (Rights)	94,133 [a]	870,730
AngloGold Ashanti, ADR	364,430	12,678,520
Aspen Pharmacare Holdings	2,129,619 [a]	9,185,412
Bidvest Group	372,671	5,338,389
FirstRand	3,369,250	6,451,355
Gold Fields, ADR	478,920	6,192,436
JD Group	874,965	3,397,867
Nampak	3,575,932	6,391,257
Nedbank Group	830,472	10,859,410
Sanlam	1,795,801	4,554,846
Sappi	766,369	10,962,876
Sasol	112,210	7,030,259
Standard Bank Group	251,877	2,769,923
Steinhoff International Holdings	2,068,887	5,329,065
Telkom	580,865	10,399,348
		102,507,493

Common Stocks (continued)	Shares	Value ($)
South Korea−15.8%		
Hana Financial Group	146,933	6,133,798
Hanwha Chemical	366,864	4,434,209
Hanwha Chemical (Rights)	117,396 a	793,809
Hyundai Mobis	130,183	11,602,155
Hyundai Motor	102,880	8,389,806
Kookmin Bank	315,164	19,551,458
Kookmin Bank, ADR	23,162	1,446,467
Korea Electric Power	360,205	11,662,382
Korea Zinc	44,516	5,683,077
KT	21,010	941,325
KT, ADR	524,940	11,868,893
Kumho Tire	641,710	6,354,490
Lotte Shopping	31,535	10,623,411
Nong Shim	43,609	7,641,789
POSCO	26,594	14,432,354
POSCO, ADR	24,300	3,320,595
S-Oil	75,177	5,393,505
Samsung Electronics	51,638	37,147,476
Shinhan Financial Group	155,317	7,765,473
SK Telecom, ADR	951,630	21,621,034
		196,807,506
Taiwan−10.9%		
China Motor	4,791,107	3,758,565
Chinatrust Financial Holding	9,211,456 a	9,392,643
Chunghwa Telecom, ADR	383,907	9,509,376
Compal Electronics	12,505,496	13,903,222
Compal Electronics, GDR	72,000 b	395,280
First Financial Holding	6,055,474	7,180,443
Mega Financial Holding	7,498,000	5,869,759
Nan Ya Printed Circuit Board	1,111,614	6,197,572
Nien Hsing Textile	3,280,000	2,141,570
Powerchip Semiconductor	14,381,601	5,723,879
Quanta Computer	12,028,994	18,991,899
SinoPac Financial Holdings	29,870,103	13,558,563
Taiwan Semiconductor Manufacturing	4,487,688	9,683,321

Common Stocks (continued)	Shares		Value ($)
Taiwan (continued)			
Taiwan Semiconductor Manufacturing, ADR	396,455		4,539,410
United Microelectronics	23,502,819		14,610,989
United Microelectronics, ADR	1,351,204		4,688,678
Yageo	18,182,200		5,932,749
			136,077,918
Thailand—3.6%			
Bangkok Bank	1,679,600		6,977,874
Charoen Pokphand Foods	51,755,900		6,657,629
Delta Electronics Thai	484,759		313,277
Italian-Thai Development	101,700		26,603
Kasikornbank	2,498,900		6,498,140
Krung Thai Bank	27,364,800		7,494,898
Siam Cement	1,430,600		9,069,198
Thai Airways International	6,059,644		4,363,615
Thai Union Frozen Products	6,320,121		3,539,812
			44,941,046
Turkey—1.6%			
Petrol Ofisi	.387	a	2
Turk Sise ve Cam Fabrikalari	4,017,688	a	5,603,929
Turkcell Iletisim Hizmet	339,860		2,676,941
Turkcell Iletisim Hizmet, ADR	70,300		1,364,523
Turkiye Is Bankasi, Cl. C	2,502,670		10,349,078
			19,994,473
Total Common Stocks (cost $1,017,021,630)			**1,175,820,434**

Preferred Stocks—2.6%			
Brazil			
Braskem, Cl. A	940,200		7,653,396
Centrais Eletricas Brasileiras, Cl. B	337,874		5,608,729
Cia de Tecidos do Norte de Minas—Coteminas	1,100,848	a	5,414,561
Cia Energetica de Minas Gerais	306,916		7,176,155
Companhia de Saneamento de Minas Gerais	200,900		3,693,151
Telemig Celular Participacoes	76,456		2,297,676
Total Preferred Stocks (cost $19,001,014)			**31,843,668**

Other Investment—4.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $56,000,000)	56,000,000 c	**56,000,000**
Total Investments (cost $1,092,022,644)	**101.7%**	**1,263,664,102**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(20,841,895)**
Net Assets	**100.0%**	**1,242,822,207**

ADR—American Depository Receipts
GDR—Global Depository Receipts
[a] *Non-income producing security.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $11,971,436 or 1.0% of net assets.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	18.9	Utilities	5.7
Energy	18.4	Money Market Investment	4.5
Information Technology	11.1	Industrial	4.5
Telecommunication Services	10.9	Health Care	2.0
Materials	10.0	Chemicals	.2
Consumer Discretionary	9.3	Mining	.1
Consumer Staples	6.1		**101.7**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
May 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	1,036,022,644	1,207,664,102
Affiliated issuers	56,000,000	56,000,000
Cash		4,928,121
Cash denominated in foreign currencies	13,895,442	14,253,730
Receivable for investment securities sold		14,390,500
Dividends and interest receivable		6,486,751
Receivable for shares of Common Stock subscribed		1,079,291
Prepaid expenses		64,306
		1,304,866,801
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		2,613,439
Payable for shares of Common Stock redeemed		54,554,136
Payable for investment securities purchased		4,474,330
Interest payable–Note 2		26,279
Unrealized depreciation on forward		
currency exchange contracts–Note 4		17
Accrued expenses		376,393
		62,044,594
Net Assets ($)		**1,242,822,207**
Composition of Net Assets ($):		
Paid-in capital		863,744,919
Accumulated undistributed investment income–net		12,873,225
Accumulated net realized gain (loss) on investments		194,118,671
Accumulated net unrealized appreciation (depreciation)		
on investments and foreign currency transactions		172,085,392[a]
Net Assets ($)		**1,242,822,207**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	907,634,065	3,622,691	8,106,240	323,417,465	41,746
Shares Outstanding	46,658,255	193,092	431,143	16,597,066	2,195
Net Asset Value Per Share ($)	**19.45**	**18.76**	**18.80**	**19.49**	**19.02**

[a] *Net of $240,863 deferred capital gain country tax.*
See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended May 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $4,780,385 foreign taxes withheld at source):	
Unaffiliated issuers	35,970,836
Affiliated issuers	402,728
Interest	164,907
Total Income	**36,538,471**
Expenses:	
Management fee–Note 3(a)	17,727,235
Shareholder servicing costs–Note 3(c)	4,151,779
Custodian fees–Note 3(c)	2,448,687
Prospectus and shareholders' reports	103,714
Professional fees	99,074
Directors' fees and expenses–Note 3(d)	97,402
Distribution fees–Note 3(b)	94,819
Registration fees	71,936
Interest expense–Note 2	26,279
Loan commitment fees–Note 2	11,231
Miscellaneous	106,794
Total Expenses	**24,938,950**
Less–reduction in fees due to earnings credits–Note 1(c)	(140,316)
Net Expenses	**24,798,634**
Investment Income–Net	**11,739,837**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	402,086,720[a]
Net realized gain (loss) on forward currency exchange contracts	(1,618,022)
Net Realized Gain (Loss)	**400,468,698**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(243,372,777)
Net Realized and Unrealized Gain (Loss) on Investments	**157,095,921**
Net Increase in Net Assets Resulting from Operations	**168,835,758**

[a] *Net of capital gain country tax of $303,057.*
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2008[a]	2007
Operations ($):		
Investment income–net	11,739,837	12,249,388
Net realized gain (loss) on investments	400,468,698	279,457,759
Net unrealized appreciation (depreciation) on investments	(243,372,777)	98,573,278
Net Increase (Decrease) in Net Assets Resulting from Operations	**168,835,758**	**390,280,425**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(9,694,876)	(5,120,080)
Class B Shares	(6,463)	–
Class C Shares	(31,765)	–
Class I Shares	(3,911,675)	(1,129,278)
Class T Shares	(787)	(79)
Net realized gain on investments:		
Class A Shares	(282,421,774)	(299,237,078)
Class B Shares	(1,026,498)	(986,733)
Class C Shares	(2,380,982)	(1,989,363)
Class I Shares	(80,539,454)	(35,402,940)
Class T Shares	(27,640)	(19,841)
Total Dividends	**(380,041,914)**	**(343,885,392)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	194,434,379	219,278,182
Class B Shares	267,963	109,886
Class C Shares	248,299	268,038
Class I Shares	86,486,098	300,542,908

	Year Ended May 31,	
	2008[a]	2007
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	266,926,853	270,974,480
Class B Shares	952,795	889,139
Class C Shares	1,996,795	1,710,596
Class I Shares	84,051,203	32,828,014
Class T Shares	28,427	19,920
Cost of shares redeemed:		
Class A Shares	(529,574,672)	(731,133,062)
Class B Shares	(1,116,591)	(1,115,233)
Class C Shares	(1,496,650)	(1,433,467)
Class I Shares	(147,381,644)	(55,260,579)
Class T Shares	(59,001)	(2,820)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(44,235,746)**	**37,676,002**
Total Increase (Decrease) in Net Assets	**(255,441,902)**	**84,071,035**
Net Assets ($):		
Beginning of Period	1,498,264,109	1,414,193,074
End of Period	**1,242,822,207**	**1,498,264,109**
Undistributed investment income—net	12,873,225	12,905,275

	Year Ended May 31,	
	2008[a]	2007
Capital Share Transactions:		
Class A[b]		
Shares sold	8,891,323	9,768,629
Shares issued for dividends reinvested	13,502,441	12,965,180
Shares redeemed	(24,385,422)	(32,730,134)
Net Increase (Decrease) in Shares Outstanding	**(1,991,658)**	**(9,996,325)**
Class B[b]		
Shares sold	13,198	5,184
Shares issued for dividends reinvested	49,966	43,521
Shares redeemed	(51,862)	(50,026)
Net Increase (Decrease) in Shares Outstanding	**11,302**	**(1,321)**
Class C		
Shares sold	12,961	12,548
Shares issued for dividends reinvested	104,000	83,443
Shares redeemed	(72,610)	(65,311)
Net Increase (Decrease) in Shares Outstanding	**44,351**	**30,680**
Class I		
Shares sold	4,158,575	13,562,681
Shares issued for dividends reinvested	4,247,155	1,566,970
Shares redeemed	(6,544,049)	(2,521,670)
Net Increase (Decrease) in Shares Outstanding	**1,861,681**	**12,607,981**
Class T		
Shares issued for dividends reinvested	1,466	964
Shares redeemed	(3,414)	(115)
Net Increase (Decrease) in Shares Outstanding	**(1,948)**	**849**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended May 31, 2008, 5,060 Class B shares representing $124,375, were automatically converted to 4,914 Class A shares and during the period ended May 31, 2007, 2,317 Class B shares representing $52,183 were automatically converted to 2,270 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	23.41	23.06	19.50	16.77	12.25
Investment Operations:					
Investment income—net[a]	.17	.17	.21	.23	.16
Net realized and unrealized gain (loss) on investments	2.77	6.53	6.33	4.22	4.47
Total from Investment Operations	2.94	6.70	6.54	4.45	4.63
Distributions:					
Dividends from investment income—net	(.23)	(.11)	(.31)	(.08)	(.11)
Dividends from net realized gain on investments	(6.67)	(6.24)	(2.67)	(1.64)	–
Total Distributions	(6.90)	(6.35)	(2.98)	(1.72)	(.11)
Net asset value, end of period	19.45	23.41	23.06	19.50	16.77
Total Return (%)[b]	12.08	32.36	34.52	26.47	37.65
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.78	1.81	1.81	1.85	1.86
Ratio of net expenses to average net assets	1.77	1.81	1.80	1.85	1.86
Ratio of net investment income to average net assets	.79	.75	.94	1.22	.97
Portfolio Turnover Rate	52.37	49.56	50.00	41.36	47.45
Net Assets, end of period ($ x 1,000)	907,634	1,138,916	1,352,639	1,070,893	906,065

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended May 31,			
Class B Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	22.81	22.67	19.21	16.61	12.20
Investment Operations:					
Investment income (loss)−net [a]	(.02)	.02	.04	.06	.02
Net realized and unrealized gain (loss) on investments	2.68	6.36	6.23	4.18	4.46
Total from Investment Operations	2.66	6.38	6.27	4.24	4.48
Distributions:					
Dividends from investment income−net	(.04)	−	(.14)	−	(.07)
Dividends from net realized gain on investments	(6.67)	(6.24)	(2.67)	(1.64)	−
Total Distributions	(6.71)	(6.24)	(2.81)	(1.64)	(.07)
Net asset value, end of period	18.76	22.81	22.67	19.21	16.61
Total Return (%) [b]	11.07	31.36	33.53	25.46	36.70
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.65	2.55	2.57	2.67	2.63
Ratio of net expenses to average net assets	2.64	2.55	2.57 [c]	2.67	2.63
Ratio of net investment income (loss) to average net assets	(.08)	.08	.16	.32	.11
Portfolio Turnover Rate	52.37	49.56	50.00	41.36	47.45
Net Assets, end of period ($ x 1,000)	3,623	4,146	4,151	3,481	3,246

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class C Shares	Year Ended May 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	22.89	22.72	19.25	16.63	12.22
Investment Operations:					
Investment income (loss)−net[a]	(.02)	.03	.05	.07	.02
Net realized and unrealized gain (loss) on investments	2.69	6.38	6.24	4.19	4.46
Total from Investment Operations	2.67	6.41	6.29	4.26	4.48
Distributions:					
Dividends from investment income−net	(.09)	−	(.15)	−	(.07)
Dividends from net realized gain on investments	(6.67)	(6.24)	(2.67)	(1.64)	−
Total Distributions	(6.76)	(6.24)	(2.82)	(1.64)	(.07)
Net asset value, end of period	18.80	22.89	22.72	19.25	16.63
Total Return (%)[b]	11.05	31.43	33.58	25.47	36.72
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.66	2.52	2.53	2.61	2.58
Ratio of net expenses to average net assets	2.65	2.52	2.52	2.61	2.58
Ratio of net investment income (loss) to average net assets	(.07)	.14	.20	.39	.11
Portfolio Turnover Rate	52.37	49.56	50.00	41.36	47.45
Net Assets, end of period ($ x 1,000)	8,106	8,852	8,092	7,797	8,947

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended May 31,				
Class I Shares	2008[a]	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	23.50	23.14	19.55	16.80	12.27
Investment Operations:					
Investment income—net[b]	.22	.39	.31	.29	.21
Net realized and unrealized gain (loss) on investments	2.76	6.41	6.33	4.24	4.47
Total from Investment Operations	2.98	6.80	6.64	4.53	4.68
Distributions:					
Dividends from investment income—net	(.32)	(.20)	(.38)	(.14)	(.15)
Dividends from net realized gain on investments	(6.67)	(6.24)	(2.67)	(1.64)	–
Total Distributions	(6.99)	(6.44)	(3.05)	(1.78)	(.15)
Net asset value, end of period	19.49	23.50	23.14	19.55	16.80
Total Return (%)	12.19	32.78	35.00	26.87	38.19
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.64	1.48	1.47	1.49	1.52
Ratio of net expenses to average net assets	1.63	1.48	1.46	1.49	1.52
Ratio of net investment income to average net assets	1.01	1.79	1.33	1.52	1.26
Portfolio Turnover Rate	52.37	49.56	50.00	41.36	47.45
Net Assets, end of period ($ x 1,000)	323,417	346,254	49,236	26,675	8,036

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended May 31,				
Class T Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	23.09	22.83	19.31	16.63	12.19
Investment Operations:					
Investment income—net[a]	.02	.12	.14	.14	.07
Net realized and unrealized gain (loss) on investments	2.77	6.41	6.28	4.18	4.47
Total from Investment Operations	2.79	6.53	6.42	4.32	4.54
Distributions:					
Dividends from investment income—net	(.19)	(.03)	(.23)	–	(.10)
Dividends from net realized gain on investments	(6.67)	(6.24)	(2.67)	(1.64)	–
Total Distributions	(6.86)	(6.27)	(2.90)	(1.64)	(.10)
Net asset value, end of period	19.02	23.09	22.83	19.31	16.63
Total Return (%)[b]	11.46	31.83	34.19	25.84	37.33
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.21	2.16	2.16	2.27	2.24
Ratio of net expenses to average net assets	2.20	2.16	2.15	2.27	2.24
Ratio of net investment income to average net assets	.07	.53	.59	.77	.45
Portfolio Turnover Rate	52.37	49.56	50.00	41.36	47.45
Net Assets, end of period ($ x 1,000)	42	96	75	56	77

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Emerging Markets Fund (the "fund") is a separate non-diversified series of Dreyfus International Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers one series, the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the U.S. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the U.S.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended May 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At May 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $49,137,116, undistributed capital gains $164,387,444 and unrealized appreciation $165,552,728.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2008 and May 31, 2007 were as follows: ordinary income $97,843,609 and $66,930,653 and long-term capital gains $282,198,305 and $276,954,739, respectively.

During the period ended May 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies, foreign currency gains and losses and foreign capital gain taxes, the fund increased accumulated undistributed investment income-net by $1,873,679 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2008 was approximately $696,400, with a related weighted average annualized interest rate of 3.77%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

During the period ended May 31, 2008, the Distributor retained $4,705 from commissions earned on sales of the fund's Class A shares and $6,706 and $304 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2008, Class B, Class C and Class T shares were charged $29,041, $65,574 and $204, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2008, Class A, Class B, Class C and Class T shares were charged $2,714,506, $9,680, $21,858 and $204, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $198,126 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $22,182 pursuant to the cash management agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the eleven months ended May 31, 2008, the fund was charged $2,253,837. Prior to becoming an affiliate, The Bank of New York was paid $194,850 for custody services to the fund for the one month ended June 30, 2007.

During the period ended May 31, 2008, the fund was charged $5,607 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $1,381,927, Rule 12b-1 distribution plan fees $7,497, shareholder services plan fees $207,220, custodian fees $980,305, chief compliance officer fees $2,350 and transfer agency per account fees $34,140.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Prior to December 1, 2007 a 1% redemption fee was charged and retained by the fund on certain shares redeemed within six months following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended May 31, 2008, redemption fees charged and retained by the fund amounted to $22,000. Effective December 1, 2007, the fund's redemption fee increased from 1% to 2% and the redemption-fee holding period decreased from six months to sixty days.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended May 31, 2008, amounted to $724,782,102 and $1,139,650,873, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at May 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales:				
Mexican Peso, expiring 6/2/2008	252,883	24,488	24,505	**(17)**

At May 31, 2008, the cost of investments for federal income tax purposes was $1,098,555,308; accordingly, accumulated net unrealized appreciation on investments was $165,108,794, consisting of $251,483,254 gross unrealized appreciation and $86,374,460 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Emerging Markets Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Emerging Markets Fund (the sole series comprising Dreyfus International Funds, Inc.) as of May 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Emerging Markets Fund as of May 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
July 18, 2008

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2008:

— the total amount of taxes paid to foreign countries was $4,280,640.

— the total amount of income sourced from foreign countries was $32,514,114.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2008 calendar year with Form 1099-DIV which will be mailed by January 31, 2009. Also, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $24,489,895 represents the maximum amount that may be considered qualified dividend income. Also, the fund designates $5.1380 per share as a long-term capital gain distribution and $1.5330 per share as a short-term capital gain distribution paid on December 27, 2007.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with the Manager for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load, large-cap growth funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap growth funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for the 1-, 2-, 3-, 4- and 5 year periods ended January 31, 2008 was in the fourth quartile of the Performance Group and the Performance Universe. The Manager also provided a comparison of the fund's total return to the returns of the fund's benchmark index for each calendar year for the past ten years. The Board noted that the fund's absolute returns, while below the median, were nonetheless quite strong (greater than 25%) for each of the preceding five calendar years. It was further noted that the fund has tended to outperform its peer group in down markets.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The fund's management fee and expense ratio were higher than the Expense Group median, and the fund's expense ratio was higher than the median of the Expense Group, but lower than the median of the Expense Universe.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been relatively static or decreasing the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was generally satisfied with the fund's absolute performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 160

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 61

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 48

James F. Henry (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 39

——————————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 66

——————————

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 39

Dr. Martin Peretz (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 39

————————

Anne Wexler (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- WETADC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 48

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since January 2008.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Emerging Markets Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DRFMX | Class B: DBPEX | Class C: DCPEX |
| | Class I: DRPEX | Class T: DTPEX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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